UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Emerging Vision, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29089W102
(CUSIP Number)

with a copy to:
Mr. Harvey Ross	Allen B. Levithan, Esq.
180 South Street	Lowenstein Sandler PC
Unit 101	65 Livingston Avenue
New Providence, New Jersey 07974	Roseland, New Jersey 07068
(908) 500-3876	(973) 597-2406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	29089W102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Harvey Ross

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	19,464,936*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	19,464,936*
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,464,936*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 14.6%*

14.	Type of Reporting Person (See Instructions): IN

*Based on the information set forth in the Form 10-Q of Emerging Vision, Inc. (the “Company”) for the quarterly period ended June 30, 2010, as filed with the Securities and Exchange Commission (“SEC”) on August 16, 2010, there were 125,292,806 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of August 16, 2010.  As of September 23, 2010, Harvey Ross beneficially owns 19,464,936 Shares, or 14.6% of the Shares deemed issued and outstanding as of that date, consisting of (i) 11,831,716 Shares and (ii) options to purchase 425,000 Shares (the “Options”), consisting of (a) Options to purchase 75,000 Shares at an exercise price of $0.15 per Share, (b) Options to purchase 150,000 Shares at an exercise price of $0.12 per Share, (c) Options to purchase 75,000 Shares at an exercise price of $0.47 per Share and (d) Options to purchase 125,000 Shares at an exercise price of $0.21 per Share.  Pursuant to an agreement between Mr. Ross and Christopher Payan, which is described in more detail in Item 6 of this Schedule 13D Amendment No. 2, Mr. Ross has the right to cause Mr. Payan to exercise Options to purchase 7,208,220 Shares at an exercise price of $0.14 per Share and to assign such Shares to Mr. Ross.  All of the Options are fully vested and currently exercisable.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Harvey Ross on January 12, 2010 and Amendment No. 1 to the Schedule 13D filed with the SEC by Mr. Ross on August 18, 2010 (“Amendment No. 1”).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D or Amendment No. 1.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D and Amendment No. 1, unless otherwise defined herein.

Item 3.                  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by deleting it in its entirety and replacing it with the following:

“As of September 23, 2010, Mr. Ross beneficially owns 19,464,936 Shares, or 14.6% of the Shares deemed issued and outstanding as of that date, consisting of (i) 11,831,716 Shares and (ii) options to purchase 425,000 Shares (the “Options”), consisting of (a) Options to purchase 75,000 Shares at an exercise price of $0.15 per Share, (b) Options to purchase 150,000 Shares at an exercise price of $0.12 per Share, (c) Options to purchase 75,000 Shares at an exercise price of $0.47 per Share and (d) Options to purchase 125,000 Shares at an exercise price of $0.21 per Share.  Pursuant to an agreement between Mr. Ross and Christopher Payan, which is described in more detail in Item 6 of this Amendment No. 2 (the “Purchase Agreement”), Mr. Ross has the right to cause Mr. Payan to exercise Options to purchase 7,208,220 Shares held by Mr. Payan at an exercise price of $0.14 per Share and to assign such Shares to Mr. Ross.  The amount required by Mr. Ross to purchase the Shares reported herein, not including the Shares underlying the Options held by Mr. Payan, was $2,697,587.56, including  commissions.  The Shares were purchased by Mr. Ross using his personal funds.  The Options were acquired by Mr. Ross pursuant to the Company’s 1995 Stock Incentive Plan (the “Plan”) for no consideration.  The Options held by Mr. Payan were also acquired pursuant to the Plan.”

Item 5.                  Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the first paragraph in its entirety and replacing it with the following:

“Based on the information set forth in the Form 10-Q of the Company for the quarterly period ended June 30, 2010, as filed with the SEC on August 16, 2010, there were 125,292,806 Shares issued and outstanding as of August 16, 2010.  As of September 23, 2010, Mr. Ross beneficially owns 19,464,936 Shares, or 14.6% of the Shares deemed issued and outstanding as of that date, consisting of (i) 11,831,716 Shares and (ii) Options to purchase 425,000 Shares.  Pursuant to the Purchase Agreement, Mr. Ross has the right to acquire an additional 7,208,220 Shares.  All of the Options, including the Options held by Mr. Payan, are fully vested and currently exercisable.  Mr. Ross has the sole power to vote and the sole power to dispose of the Shares and the Options.  Upon exercising in full his right under the Purchase Agreement, Mr. Ross will have the sole power to vote and the sole power to dispose of the Shares underlying the Options held by Mr. Payan.”

Item 5 is hereby further amended by deleting the final paragraph in its entirety and replacing it with the following:

“Other than the transactions described in this Amendment No. 2, during the period from the filing date of Amendment No. 1 through the filing date of this Amendment No. 2, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Ross or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.”

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting it in its entirety and replacing it with the following:

“Pursuant to the terms of the Purchase Agreement, Mr. Payan, the former Chief Executive Officer of the Company, (i) sold all of the Shares held by him to Mr. Ross and (ii) granted Mr. Ross the right to cause him to exercise the Options held by him and to assign the Shares underlying such Options to Mr. Ross (the “Option Right”).  Mr. Payan agreed not to exercise any of the Options held by him unless directed to do so by Mr. Ross in accordance with the terms of the Purchase Agreement.  Mr. Ross can exercise the Option Right at any time by delivering written notice to Mr. Payan and paying to Mr. Payan the exercise price for the Shares being purchased pursuant to the Option Right.  The description of the Purchase Agreement set forth herein is qualified in its entirety by reference to the complete agreement, which is incorporated by reference herein as Exhibit 1 hereto.”

Item 7.                 Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit:

“1.           Stock Purchase Agreement, dated as of September 21, 2010, by and between Harvey Ross and Christopher Payan.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 23, 2010

/s/ Harvey Ross
Harvey Ross

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of September 21, 2010, by and between Harvey Ross, an individual residing at 180 South Street, Unit 101, New Providence,  New Jersey 07974 (“Purchaser”), and Christopher Payan, an individual having an address at P.O. Box 509, Long Beach, New York 11561 (“Seller”).

WHEREAS, Seller owns, beneficially and of record an aggregate of 1,347,225 shares of common stock, par value $0.01 per share (“Common Stock”), of Emerging Vision, Inc. (the “Shares”);

WHEREAS, Seller holds options to purchase an aggregate 7,208,220 shares of Common Stock of Emerging Vision, Inc. (the “Option Shares”) pursuant to that certain Non-Qualified Stock Option Agreement, dated as of December 29, 2004, as amended on June 29, 2010 (the “Option Agreement”); and

WHEREAS, upon the terms and subject to the conditions set forth herein, Seller desires to sell to Purchaser, and Purchaser desires to purchase and acquire from Seller the Shares and Purchaser desires to cause Seller to exercise his options to purchase the Option Shares in accordance with this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the representations, warranties, covenants, and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	SALE AND PURCHASE OF SHARES; OPTION EXERCISE.

    1.1  Sale and Purchase of Shares.  On the terms and subject to the conditions of this Agreement, Seller shall sell, transfer and deliver to Purchaser all of the Shares of Common Stock of Emerging Vision, Inc., a New York corporation (the “Company”), held by Seller, which are listed on Schedule 1 hereto, and Purchaser shall purchase the Shares from Seller for an aggregate purchase price of $327,083.75 (the “Purchase Price”), payable as set forth in Section 1.2.

    1.2  Payment.  On the date first set forth above, Purchaser shall cause the entire Purchase Price to be transferred into a non-interest bearing account of Seller’s counsel, Zukerman Gore Brandeis & Crossman, LLP, in its capacity as escrow agent (the “Escrow Agent”), pursuant to the terms of that certain escrow instruction letter, dated as of the date hereof, by and among Purchaser, Seller and the Escrow Agent (the “Instruction Letter”).  Pursuant to the Instruction Letter, the Escrow Agent shall hold the Purchase Price in escrow for up to seven (7) “business days” (as hereinbelow defined) to provide for the transfer of the Shares set forth on Schedule 1 to such account or accounts as indicated by the Purchaser in the Instruction Letter (the “Purchaser’s Accounts”).  The Instruction Letter also provides that if the Shares are transferred to Purchaser’s Accounts within seven (7) business days of the date of the Instruction Letter (the “Transfer Period”), immediately thereafter, the Escrow Agent shall cause the Purchase Price to be released to the Seller.  In the event the Shares are not transferred to Purchaser’s Accounts within the Transfer Period, the Instruction Letter provides that the Escrow Agent shall return the entire Purchase Price, without interest or deduction, to the Purchaser.  As used herein, the term “business day” means any day the United States Securities and Exchange Commission is open from 9:30 a.m. Eastern Time to 5:30 p.m. Eastern Time.

    1.3  Options.  As further consideration for the sale and purchase of the Shares by Purchaser as herein provided, Seller hereby grants to Purchaser the right to cause Seller to exercise the options held by Seller pursuant to the Option Agreement (the “Options”) and assign the Option Shares purchased upon such exercise immediately to Purchaser.  A list of the Option Shares underlying the Options held by Seller and the expiration dates applicable to each Option are set forth on Schedule 2 to this Agreement.  Seller agrees that he will not exercise any of the Options unless directed to do so by Purchaser under this Section 1.3 and any Options which Purchaser does not elect to have Seller exercise shall expire in accordance with their terms.  Purchaser may elect to cause Seller to exercise all or any of the Options from time to time and at any time after the date hereof, in accordance with the terms of the “Option Documents” (as that term is defined in Section 2.2 below), by (i) delivering written notice to Seller in accordance with Section 4.9 (the “Option Notice”) and (ii) paying the option exercise price to Seller for the Option Shares being purchased pursuant to such Option Notice at the time Purchaser delivers the Option Notice to Seller.  Seller shall use the option exercise price so advanced by Purchaser exclusively for the exercise of the Options subject to the Option Notice.  Immediately following Seller’s exercise of the Options in accordance with this Section 1.3, Seller shall cause the Option Shares to be transferred to and registered in the name of Purchaser.

    1.4  Covenants.  Seller covenants to duly execute and deliver any instrument or document requested or required by the transfer agent for the Company (the “Transfer Agent”) in connection with the transfer of the Shares and the Option Shares, as applicable, to Purchaser. Seller shall take all other actions reasonably requested by Purchaser to ensure the application of the option exercise price advanced by Purchaser to the purchase of the applicable Option Shares and the immediate transfer of the Option Shares to Purchaser.

2.	REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller represents and warrants as of the date hereof, to and for the benefit of Purchaser, as follows:

    2.1  Capacity and Authority.  Seller has the requisite capacity, power and authority to execute and deliver this Agreement and to perform his obligations hereunder, subject to the terms of the Option Documents.  This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligations of Seller enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

    2.2     Title to the Shares and the Options.  Seller is the beneficial and record owner of the Shares and the Options, free and clear of all liens, pledges, security interests, claims or other encumbrances of any nature, whether arising by agreement, operation of law or otherwise, except for those imposed by applicable federal and state securities laws.  The Shares are held in brokerage accounts and Schedule 1 hereto lists the name of the registered holder of the Shares and identifies the brokerage accounts where such Shares are held.  Schedule 2 hereto lists (i) the grant date of each Option held by Seller, (ii) the number of shares of Common Stock underlying each Option and (iii) the expiration date of each Option.  All of the Options were granted under the Sterling Vision, Inc. 1995 Stock Incentive Plan, as amended (the “Plan”), and Seller has delivered to Purchaser a true and complete copy of the Plan and the Option Agreement, which constitutes all agreements entered into by Seller and which govern the Options (collectively, the “Option Documents”).  Upon the transfer of the Shares and the Option Shares, as herein contemplated and as applicable, and Purchaser’s payment for the Shares and the Option Shares in accordance with Section 1 above, Purchaser shall acquire valid and unencumbered title to the Shares and the Option Shares, as applicable.

    2.3  No Restrictions on Authority.  There is no action, suit, proceeding or investigation pending or, to Seller’s knowledge, currently threatened that questions the validity of this Agreement, or the right of Seller to enter into this Agreement, or to consummate the transactions contemplated hereby, or that may otherwise have an adverse effect on the ability of Seller to comply with or perform any of his obligations under this Agreement.

    2.4  Shares Held.  The total number of shares of Common Stock beneficially owned by Seller is 1,347,225 and such shares of Common Stock constitute all of the shares of capital stock of the Company owned or held by Seller.

    2.5  Governmental Consents.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Seller is required in connection with the consummation of the transactions contemplated by this Agreement.

    2.6  Compliance with Other Instruments.  The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in a violation of, or default under, any judgment, order, writ, decree or contract known to Seller, or an event that results in the creation of any lien, charge or encumbrance upon the Shares being sold by Seller or the Options held by Seller.  The transfer of the Shares to Purchaser pursuant to this Agreement is not subject to any right of first refusal, preemptive, co-sale, tag-along or drag-along right or other comparable obligations or restrictions.

3.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

Purchaser represents and warrants as of the date hereof, to and for the benefit of Seller, as follows:

    3.1  Authority; Binding Nature of Agreement.  Purchaser has the requisite capacity, power and authority to execute and deliver this Agreement and to perform his obligations hereunder.  This Agreement has been duly executed and delivered by Purchaser and constitutes the valid and binding obligations of Purchaser enforceable against Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

    3.2  No Restrictions on Authority.  There is no action, suit, proceeding or investigation pending or, to Purchaser’s knowledge, currently threatened that questions the validity of this Agreement, or the right of Purchaser to enter into this Agreement, or to consummate the transactions contemplated hereby, or that may otherwise have an adverse effect on the ability of Purchaser to comply with or perform any of his obligations under this Agreement.

    3.3  Governmental Consents.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Purchaser is required in connection with the consummation of the transactions contemplated by this Agreement.

    3.4  Compliance with Other Instruments.  The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in a violation of, or default under, any judgment, order, writ, decree or contract known to Purchaser.

    3.5  Review of Option Documents.  Purchaser represents and warrants that he has fully reviewed all of the Option Documents and is familiar with all of the terms and conditions thereof, and has consulted with corporate securities counsel in connection with the review of the Option Documents and the entering into of the transactions contemplated by this Agreement.

4.	MISCELLANEOUS PROVISIONS.

    4.1  Indemnification.  Each of the parties hereto will indemnify and hold harmless the other for, and will pay to the other the amount of, any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees) incurred or suffered by the indemnified party arising from or in connection with any third-party claims against the indemnified party arising out of, or which would cause the indemnifying party to be in, breach of any representation or warranty made by the indemnifying party in this Agreement.  The representations and warranties of each of the parties hereto contained in this Agreement shall survive the execution and delivery of this Agreement until sixty (60) days following the expiration of the applicable statute of limitations with respect thereto, except for the representations and warranties contained in Sections 2.1, 2.2 and 3.1, which shall survive the execution and delivery of this Agreement indefinitely.

    4.2  Expenses.  Each party shall pay the expenses and costs incurred by him incidental to the preparation of this Agreement, the performance and compliance with all agreements contained in this Agreement to be performed or complied with by them and the consummation of the transactions contemplated hereby.

    4.3  Assignment.  No party may assign or otherwise transfer this Agreement or any of his rights hereunder to any person or entity without the prior written consent of the other party.

    4.4  Entire Agreement; Amendment; Governing Law; Waiver of Jury Trial; Etc.  This Agreement embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof.  This Agreement may be amended, modified, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such amendment, modification, waiver, discharge, termination or consent is sought.  This Agreement shall be construed in accordance with and governed by the laws of the State of New York.  Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, any right to a trial by jury in connection with any legal action, lawsuit, arbitration, mediation, or other legal or quasi-legal proceeding directly or indirectly arising out of or relating to this Agreement.

    4.5  Counterparts.  This Agreement may be executed in original, facsimile or electronic counterparts, each of which is an original, but all of which shall constitute one instrument.

    4.6  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective executors, administrators, estates, heirs, successors and assigns.

    4.7  Representations and Warranties.  Subject to Section 4.1, the representations and warranties of Seller and Purchaser shall survive the Closing.  The representations and warranties of Seller and Purchaser shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Purchaser or Seller, as applicable.

    4.8  Specific Enforcement.  Notwithstanding anything to the contrary set forth herein, it is agreed and understood that monetary damages would not adequately compensate an injured party hereto for the breach of this Agreement by the other party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.  Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

    4.9  Notices.  All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) when actually delivered, if personally delivered by hand or by facsimile, (ii) on the first business day following the day timely deposited with Federal Express or other reputable national overnight express courier (charges prepaid) or (iii) three (3) business days after deposit in U.S. mail if mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.  Such notices, demands and other communications shall be sent to the Purchaser and Seller at the addresses indicated below or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

    (a)           Notices to Purchaser:

    Mr. Harvey Ross
    180 South Street
    Unit 101
    New Providence, NJ  07974
    Facsimile No:  (908) 673-3151

    with a copy simultaneously by like means to:

    Lowenstein Sandler PC
    65 Livingston Avenue
    Roseland, NJ  07068
    Facsimile No:  (973) 597-2407
    Attention:  Allen B. Levithan, Esq.

    (b)           Notices to Seller:

    Mr. Christopher Payan
    P.O. Box 509
    Long Beach, NY  11561
    Facsimile No:  (516) 908-9667

    with a copy simultaneously by like means to:

    Zukerman Gore Brandeis & Crossman, LLP
    875 Third Avenue
    New York, NY 10022
    Facsimile: (212) 223-6433
    Attention:  Clifford A. Brandeis, Esq.

    4.10  Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.

SELLER:

_/s/ Christopher Payan_________________
Christopher Payan

PURCHASER:

_/s/ Harvey Ross___________________________
Harvey Ross

Schedules Omitted